

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

April 20, 2009

Daymon Bodard
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

**Re: Nova Energy, Inc.
            Amendment 4 to Registration Statement on Form 10
            Filed March 25, 2009
            File No. 0-27693**

Dear Mr. Bodard:

        We have reviewed your response letter dated March 24, 2009, and your amended filings, and we have the following comments. Where indicated, we think you should revise your filings and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Form 10-Q for the fiscal quarter ended December 31, 2008

General

1. Please include an explanatory note at the forepart of your amended filing to inform readers of the reasons for your filing an amendment. We suggest that you contact us by telephone in advance of filing your next amendment to discuss your plan for resolving the issues identified in this letter.

Note 1 – Basis of Presentation, page 8

2. We note that you have not complied with prior comment 4 regarding references to superseded accounting literature in your filing. We see that you continue to reference outdated guidance in both of your subsequent interim reports, specifically literature related to your impairment testing of long lived assets. Please correct your disclosures to provide the correct reference to current accounting literature.

Controls and Procedures, page 15

3. We note you have not complied with prior comment 6 regarding your evaluation of your disclosure controls and procedures as of December 31, 2008. Although we see that you have provided additional disclosures to indicate that errors were made in the filing of the Form 10-Q for the quarter ended December 31, 2008, you continue to conclude that your disclosure controls and procedures and internal control over financial reporting are effective. Given that you omitted the required year-to-date financial statements, included disclosures of outdated accounting policies, and did not file the proper form of officer certifications, we do not see support for your conclusion. Therefore, we expect that you will need to revise your disclosure to clarify that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008.

Exhibits

4. We note that you have not complied with prior comment 9 concerning the certifications attached as Exhibits 31. Although your response indicates that you have re-submitted your certifications to comply with Item 601(b)(31) of Regulation S-K, we do not see any revisions made to the exhibits to conform with the required language. Therefore, we reissue prior comment 9.

5. It appears that all Exhibit 32 certifications you have filed relate to "Our, Inc.," a Delaware corporation, rather than Nova Energy, Inc. Please file the appropriate certification in an amended Form 10-Q.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director